SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 01 May 2013

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-☐                    Form 40-F-☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:☐                     No:☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed: News Release – TRQ Changes to Board of Directors

May 1, 2013

Press release

Turquoise Hill Resources announces board changes

VANCOUVER, CANADA – Turquoise Hill Resources today announced that directors Livia Mahler and Peter Meredith will not stand for re-election at the upcoming annual meeting of shareholders on May 10, 2013, as a result of changes in Robert Friedland’s holdings in the company. Additionally, Dan Larsen, a Rio Tinto nominee, will not stand for re-election.

Ms. Mahler, an independent director, and Mr. Meredith are both nominees of Mr. Robert Friedland. Under the terms of the 2012 memorandum of agreement (as amended) between Turquoise Hill and Rio Tinto, Mr. Friedland had the right to nominate two directors to the Turquoise Hill board for as long as he continued to own at least 10% of the outstanding common shares of Turquoise Hill. Following private sale transactions completed in late April 2013, Mr. Friedland’s holdings in Turquoise Hill shares fell below the 10% threshold.

As Mr. Larsen will not stand for re-election, Rio Tinto has advised Turquoise Hill that it is nominating Ms. Virginia Flood in his place. Ms. Flood, currently Vice President Canada at Rio Tinto, spent more than ten years in senior positions in the Canadian Government, including Natural Resources Canada.

Dr. David Klingner, Chairman of the Board, said, “On behalf of Turquoise Hill, I want to thank Livia, Peter and Dan for their dedicated service and important contributions to the development of the company. Virginia brings an important industry perspective to the board and we look forward to working with her.”

Shareholders are advised that management proxy holders intend to exercise the discretion granted in the proxies and vote in favour of the election of the 11 remaining nominees at the upcoming shareholders’ meeting, including the election of Ms. Flood in place of Mr. Larsen as a Rio Tinto nominee. The revised management slate of 11 director candidates continues to be comprised of persons who would constitute a majority of independent directors. Rio Tinto has indicated its intention to vote in favour of the election of the 11 nominees.

Ms. Flood currently serves as Vice President Canada for Rio Tinto, where she leads and executes the company’s Canadian strategy with the federal government and external partners. Prior to Rio Tinto, she spent more than ten years in senior positions in the Canadian Government. From September 2009 to May 2012, Ms. Flood was Director General Policy, Minerals and Metals at Natural Resources Canada. Between June 2005 and September 2009, she was National Director and from June 2003 to June 2005 was Executive Advisor to the Deputy Minister at the Department of Fisheries and Oceans. From April 2001 to June 2003, Ms. Flood held a variety of executive roles in Veteran Affairs, the Privy Council and Transport Canada. She is a director of the Canadian Chamber of Commerce and the Mining Association of Canada.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 57% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to the anticipated achievement of commercial production commencement milestones, other matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking information and statements relate to future events or future performance and reflect current expectations or believes regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “budget”, “objective”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These forward-looking statements relate to, among other things, the outcome of the discussions being held with the Government of Mongolia on the development and financing of the Oyu Tolgoi project and all related issues.

All such forward-looking information and statements are based on certain assumptions and analyses made by issuer’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Such factors include, among other things, the political risks associated with Turquoise Hill’s principal operations in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in the jurisdictions in which Turquoise Hill operates; and changes in the attitudes of the Mongolian government.

Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, including the assumption in many forward-looking information or statements that other such information or statements will be correct. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 01 May 2013	By:	/s/ Dustin Isaacs
DUSTIN S. ISAACS
General Counsel &
Corporate Secretary